Exhibit 1.01

Orthofix Medical Inc.

Conflict Minerals Report

For the Reporting Period from January 1, 2020 to December 31, 2020

This Conflict Minerals Report (“Report”) of Orthofix Medical Inc. (“Orthofix” also referred to as “we,” “us,” or “our”) has been prepared for the reporting period from January 1, 2020 to December 31, 2020 (the “Reporting Period”), pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended and is being filed on Form SD. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements applicable to companies that manufacture or contract to manufacture products containing certain conflict minerals as defined under the Rule.

Conflict minerals under the Rule are defined as cassiterite, columbite-tantalite, wolframite and gold, including their derivatives, which are limited to tin, tantalum and tungsten (“Conflict Minerals” or “3TG”). The SEC reporting and disclosure requirements apply to all registrants regardless of geographic origin and whether or not they fund armed conflict. As described below, Orthofix manufactures, or contracts to manufacture, products for which 3TG are necessary to the functionality or production of those products.

The Rule states that if a company knows that any of the necessary 3TG in its supply chain originated in covered countries and are not from recycled or scrap sources, or if it has reason to believe that its necessary 3TG may have originated from the covered countries and has reason to believe that they are not from recycled or scrap sources, then the company must exercise due diligence on the 3TG minerals’ source and chain of custody. For the purposes of this report, covered countries, as defined in the Rule include the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (“the Exchange Act”), and Section 27A of the Securities Act of 1933, as amended, relating to our business and financial outlook, which are based on our current beliefs, assumptions, expectations, estimates, forecasts and projections. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “intends,” “predicts,” “potential,” or “continue” or other comparable terminology. These forward-looking statements are not guarantees of our future performance and involve risks, uncertainties, estimates, and assumptions that are difficult to predict, including the risks described Part I, Item 1A under the heading Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2020 (the “2020 Form 10-K”) in addition to our other SEC filings. Therefore, our actual outcomes and results may differ materially from those expressed in these forward-looking statements. You should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date hereof, unless it is specifically otherwise stated to be made as of a different date. We undertake no obligation to further update any such statement, or the risk factors described in the 2020 Form 10-K and other SEC filings, to reflect new information, the occurrence of future events or circumstances or otherwise.

Company Overview and Product Descriptions

We are a global medical device and biologics company with a spine and orthopedics focus. Our mission is to deliver innovative, quality-driven solutions as we partner with health care professionals to improve patient mobility. Headquartered in Lewisville, Texas, our spine and orthopedic products are distributed in over 70 countries via our sales representatives and distributors. The Company currently has two reporting segments: Global Spine and Global Orthopedics.

We identified the following product categories within our reporting segments where we manufactured or contracted to manufacture products during calendar year 2020 that could contain necessary 3TG (the “Covered Products”):

Global Spine:

•	Bone Growth Therapies, which are market leading devices that enhance bone fusion.
•	Spinal Implants, which includes motion preservation and fixation implant products used in surgical procedures of the spine.

Global Orthopedics:

•	Global Orthopedics products and solutions that allow physicians to successfully treat a variety of orthopedic conditions unrelated to the spine.

Supply Chain

We rely on suppliers for various components and parts that could contain 3TG utilized in manufacturing the Covered Products. As a company in the medical device industry, we do not make purchases of raw ore or unrefined 3TG, nor do we make purchases directly from the covered countries. As such, our position in the supply chain is several steps downstream from mines and smelters. Therefore, we must rely on our direct suppliers to provide information on the origin of the 3TG contained in the components and parts supplied to us – including information on the sources of 3TG that are supplied to them from their suppliers. Further, many of our suppliers are not SEC registrants and therefore are not subject to the reporting requirements of the Rule. The quality of response from our suppliers relating to the country of origin and chain of custody of the necessary 3TG in the Covered Products has continued to improve during the Reporting Period.

Reasonable Country of Origin Inquiry

We conducted a reasonable country of origin inquiry (“RCOI”) of certain suppliers to determine whether 3TG contained in the Covered Products originated from the covered countries. In determining which suppliers to survey to determine the source and chain of custody of 3TG in the Covered Products, our supply chain, engineering, and operation personnel use product control data to identify parts, materials, and components that we reasonably expect may contain 3TG. The identified suppliers receive a communication describing our compliance requirements under the Rule and requesting information on any 3TG included in their products and the smelters or refiners of the 3TG. Information is requested via the use of the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template (the “CMRT”).  We review and analyze the information received for completeness and consistency. Where appropriate, we ask suppliers for any clarification on CMRTs received that provide incomplete or inconsistent responses.

On the basis of the responses to our RCOI, we have reason to believe that some 3TG necessary to the functionality or production of the Covered Products may have originated from the covered countries and may not be from recycled or scrap sources. Accordingly, we conducted further due diligence on the source and chain of custody of the 3TG contained in products provided by our suppliers.

Due Diligence and Framework Process

Our due diligence program is designed to conform, in all material respects, with the Organisation for Economic Co-operation and Development’s (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, 3rd Edition (2016). The design of our due diligence measures considered the OECD’s recommendations for downstream entities with no direct relationships with smelters or refiners. Our due diligence included the following five steps:

1.

Establish Strong Company Management Systems: We have a project team to oversee the supply chain due diligence process, which includes members from our purchasing and finance departments (the “3TG Project Team”). We use the CMRT to survey our supply chain to identify smelters and refiners that may supply 3TG to products within our supply chain. We engage with our suppliers throughout the due diligence process, including communicating our obligations under the Rule and following up with suppliers that provide incomplete or inconsistent responses to the CMRT. In addition, we have developed a conflict minerals policy, incorporated expectations of our suppliers into our Supplier Quality Manual, and integrated a 3TG compliance provision into certain of our agreements with direct suppliers that sets forth our expectations that our suppliers will cooperate with our RCOI and due diligence efforts as required by the Rule. We maintain documents related to compliance with the Rule in an electronic database. Further, we have a company hotline that provides employees, suppliers, and third parties with a mechanism to report violations of our internal policies and procedures.

2.

Identify and Assess Risk in the Supply Chain: We distribute the CMRT to suppliers in our supply chain to gather information on the 3TG in our Covered Products. We review each supplier response to the CMRT to assess the adequacy of the responses. Suppliers who fail to respond to our requests receive follow-up communications requesting the information. In the event supplier responses indicate that 3TG contained in the products supplied to us may have originated from the covered countries, they are reported to the 3TG Project Team.

3.

Design and Implement a Strategy to Respond to Identified Risks: We have a risk management plan to address concerns that a supplier may be providing products containing 3TG sourced from the covered countries. If a supplier indicates that its products may contain 3TG sourced from the covered countries, we report the response to the 3TG Project Team, which will determine appropriate follow-up actions to mitigate risks.
4.

Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain: We do not conduct audits of smelters or refiners. Instead, we rely on the RMI’s Responsible Minerals Assurance Process, formerly the Conflict-Free Smelter Program, to perform third-party audits of smelters and refiners, when needed.

5.	Report on Supply Chain Due Diligence: This Conflict Minerals Report will be filed with the SEC and is publicly available under the “Investors” heading of our website, www.orthofix.com.

Due Diligence Results

We must rely on responses from our identified suppliers to provide us with information about the source of 3TG contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

We received responses from the majority of our suppliers that we surveyed indicating they did not knowingly source 3TG from the covered countries. In the limited responses that did indicate that such 3TG could be sourced from a covered country, the applicable suppliers reported that any smelters or refiners used within the covered countries were compliant with RMI’s Responsible Minerals Assurance Process. The remaining suppliers either were still in the process of performing due diligence of their own supply chains or did not respond to repeated requests for information on the source of 3TG in the materials provided to us. For suppliers still in the process of performing and implementing due diligence procedures for their own suppliers, they are expected to develop, implement, and document plans to remedy any potential instances of non-compliance in a timely manner. If the non-compliance cannot be resolved, we will consider terminating our relationship with the supplier.

Some suppliers responded that they were currently unable to identify the smelters and refiners used to process 3TG or the country of origin of the 3TG in their supply chain. Other suppliers provided information on all of their smelters and refiners and country of origin of 3TG for all products they supply, which does not provide us with the necessary information to match the smelter or refiner or country of origin to the 3TG supplied to Orthofix and used in the Covered Products, despite attempts to obtain such information.  Accordingly, as of this Reporting Period, we do not have sufficient information to identify all of the facilities used to process 3TG or the country of origin of the 3TG included in the Covered Products or to sufficiently conclude that our products are conflict-free.

Future Risk Mitigation Efforts

We intend to continue to improve our due diligence measures during the next reporting period.  The steps we may pursue include, but are not limited to, the following:

•	continue our due diligence efforts with direct suppliers to identify the facilities used to process the necessary 3TG and the country of origin of such 3TG;
•	proactively analyze whether any 3TG materials will be present in future products that we develop, or to the extent possible, revise the materials included in existing products;
•	continue to include 3TG related provisions in new or amended supplier agreements;
•	continue to set forth our expectation of supplier support in our compliance efforts towards ensuring a conflict-free supply chain;
•	further engage with suppliers to increase supplier response rates and to improve the quality of supplier responses to conflict mineral related inquiries; and
•	refine our processes to respond to supply chain risks.